[redacted]

15048946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH. D.C. SECTION

SEC FILE NUMBER
8- 52203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOSEPH GRACE HOLDINGS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET, 12TH FLR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD TUCKER (212) 461-2282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR., CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR., SUITE 508, WEST SOUTHFEILD, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDWARD TUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH GRACE HOLDINGS, INC, as of DECMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Sworn to before me this 26th day of February, 2015

Notary Public

DAMIAN M. NASH
NOTARY PUBLIC, State of New York
No. 02NA6261591
Qualified in Queens County
Commission Expires May 14, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH GRACE HOLDINGS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014

JOSEPH GRACE HOLDINGS, INC.

REPORT PURSUANT TO RULE 17A-5(d)

DECEMBER 31, 2014

JOSEPH GRACE HOLDINGS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2014

CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Joseph Grace Holdings, Inc.
44 Wall Street 12th Floor
New York , NY 10005

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Joseph Grace Holdings, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Joseph Grace Holdings, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Grace Holdings, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Joseph Grace Holdings, Inc. financial statements. The Net Capital Computation is the responsibility of Joseph Grace Holdings, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2014

ASSETS

Cash and Cash Equivalents	$	17,666
Due from brokers		358,177
Securities owned, at fair value		48,415
Referral fee receivable		532,697
Receivables from shareholders		1,675,709
Other assets		6,500
TOTAL ASSETS	$	2,639,164

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	648,469
Shareholder's equity:		
Common stock, no par value, 1,500 shares authorized		
1,500 shared issued and outstanding		-
Additional paid-in capital		561,915
Retained earnings		1,428,780
TOTAL SHAREHOLDERS' EQUITY		1,990,695
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,639,164

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS. INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:		
Agent Solicitation fees		2,275,517
Consulting income		18,000
Net gains from trading securities		1,633,641
Commission income		97,891
Interest, dividends and other income		1,978
TOTAL REVENUES		4,027,027
EXPENSES:		
Professional fees		2,242,779
Employee compensation and benefits		158,455
Rent		43,502
Office and other expenses		27,171
Information services and communications		39,830
Travel, meal and entertainment		28,221
Clearance and execution charges		1,306,404
Regulatory fees		21,330
TOTAL EXPENSES		3,867,692
Income before provision of incomes taxes		159,335
Provision for income taxes		-
NET INCOME	$	159,335

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CHANGES IN SHAREHOLERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2014	$ -	$ 561,915	$ 1,269,445	$ 1,831,360
Net Income	-	-	159,335	159,335
Balances at December 31, 2014	$ -	$ 561,915	$ 1,428,780	$ 1,990,695

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:		
Net Income		
Adjustment to reconcile net income to net cash used in operating activities		$ 159,335
(Increase) decrease in operating assets:		
Due from brokers	$ (21,872)	
Securities owned, at fair value	5,398	
Referral fees receivables	40,636	
Receivables from shareholders	(232,262)	
Other assets	16,511	
Increase (decrease) in operating liabiliites:		
Accounts payable and accrued expenses	49,856	
Net adjustiment		(141,733)
Net Cash from Operating Activities		17,602
NET CHANGE IN CASH		17,602
Cash at December 31, 2013		64
Cash at December 31, 2014		$ 17,666

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Organization and Description of Business

Joseph Grace Holdings, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company primarily trades for its own account, provides institutional and retail execution services and financial and operational consulting to other registered broker-dealers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (Credit risk) exceeds the amount recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risks through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2014, there were no customer accounts with debit balances that presented any material risk of loss.

The Company operates under SEC Rule 15c6-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents.

Basis of Accounting

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities related revenue and expenses. Accrual results could vary from the estimates that were assumed in preparing the consolidated financial statements.

The Company records securities and commission transactions on a trade date basis. Securities owned are valued at market and the resulting gains and losses are reflected in income.

The financial statements of the Company have bee prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

NOTE B – FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Valuation Techniques

The Company values investments in equity securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company's policy is to value equities traded "over-the-counter" (OTC") for which no sales was reported on the measurement date, at their last reported "bid" price if held long, and last reported "ask" price if sold short. The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, within their last reported "bid-ask" range.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

NOTE C – INCOME TAXES

The Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income purposes. The state under which the Company is incorporated has similar provision. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State Franchise tax and New York City General Corporation tax. The estimated tax liability for 2014 is $15,193.93. The Company paid the liability in 2014, resulting in a provision of $0 as reflected in the financial statements.

NOTE D – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2014, the Company had net capital of $247,488 that exceeded their requirements by $147,498.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealers corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE E – RENT

The amount of rent for the year December 31, 2014 was $43,502.

NOTE F – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer account.

NOTE G – COMMITMENTS

The Company has a cancelable operating lease on its New York office space. As part of the lease, the Company pays for its share of telephone usage and other sundry services, as invoiced by the building owner. Currently the Company is operating on a month to month basis with the landlord. The minimum future lease payments of the lease are approximately $0 for the year ending December 31, 2014.

NOTE H – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2014, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

JOSEPH GRACE HOLDINGS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE CCOMMISSION
AS OF DECEMBER 31, 2014

Credits:		
Shareholder's equity	$	1,990,695
Debits:		
Non-allowable assets		1,707,512
Net Capital before Haircuts		283,183
Haircuts on securities		(35,695)
Net Capital		247,488
Minimum Net Capital		100,000
Excess Net Capital	$	147,488
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	182,641
Ratio of aggregate indebtedness to net capital		262.92%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FormX-17A-5 Part IIA filing

See Independent Auditors' Report

JOSEPH GRACE HOLDINGS, INC.

SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17A-5

AS OF DECEMBER 31, 2014

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

See Independent Auditors' Report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Joseph Grace Holdings, Inc.
44 Wall Street
12th Floor
New York, NY 10005

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Joseph Grace Holdings, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Joseph Grace Holdings, Inc., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Joseph Grace Holdings, Inc., stated that Joseph Grace Holdings, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Joseph Grace Holdings, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Grace Holdings, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

JOSEPH GRACE HOLDINGS INC.

February 26, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.

Please be advised that Joseph Grace Holdings, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Joseph Grace Holdings, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Joseph Grace Holdings, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, November 1999

Edward Tucker, the president of Joseph Grace Holdings, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Edward Tucker has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Joseph Grace Holdings, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 461-2282.

Very truly yours,

Joseph Grace Holdings, Inc.
Edward Tucker
President

REPORT ON SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENEDED DECEMBER 31, 2014

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Joseph Grace Holdings, Inc.
44 Wall Street 12th Floor
New York, NY 10005

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by Joseph Grace Holdings, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Silicon Valley Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Joseph Grace Holdings, Inc.'s management is responsible for Joseph Grace Holdings, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including checks in the amount of $3,147.00.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Joseph Grace Holdings, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 16, 2015

JOSEPH GRACE HOLDINGS, INC.

February 27, 2015

Edward Richardson Jr.., CPA:

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Joseph Grace Holdings, Inc. for the year ended December 31, 2014, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

4) As of December 31, 2014, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2014.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2014 and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to December 31, 2014 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.

11) Your report is intended solely for the information and use of Joseph Grace Holdings Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation, and is not intended to be and should not be used by anyone other than these specified parties.

12) We acknowledge the following change to the wording in the engagement letter. The "Agreed Upon Procedures performed are in accordance with standards set by the American Institute of Public Accountants" and not the PCAOB.

Edward Tucker, President

2/27/15
Date

Silvia G. Basilotta, FINOP

2/27/15
Date

44 Wall Street, 12th Floor, New York, New York 10005